March 20, 2017

VIA EDGAR SUBMISSION

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re: Amdocs Limited

Form 20-F for the Fiscal Year Ended September 30, 2016

Filed December 12, 2016

File No. 1-14840

Dear Ms. Blye:

By letter dated March 6, 2017, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to our client, Amdocs Limited (“Amdocs” or the “Company”) with respect the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2016 (the “Form 20-F”). On behalf of the Company, we hereby provide the Company’s responses to those comments as indicated below. The text set forth below in bold-faced type is a verbatim reproduction of the comments included in your letter.

General

1.	Section 5.08(b) of a December 12, 2014 credit agreement that you filed as Exhibit 99.1 to a Form 6-K indicates that in limited circumstances you may engage in business in Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, resellers, customers, or other direct or indirect arrangements. For instance, you identify Deutsche Telekom as a customer. We located a news article reporting that you received certification by Huawei for the delivery of a pre-integrated network fulfillment solution for the Huawei U2000 network management system. Both Deutsche Telekom and Huawei have been reported to do business in Syria and/or Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response

The Company has checked with its relevant business units to determine whether it has any direct or indirect contact with Syria or Sudan, and has determined that it does not have any current or anticipated contact with either Syria or Sudan, either directly or through its subsidiaries, affiliates or resellers. The Company has also examined its records and has not identified any past contacts with those countries. None of the Company’s customers are located in either Syria or Sudan, and while some of its customers may have operations in those countries, the Company typically sells its products with licenses to use them in specified jurisdictions, and neither Syria nor Sudan are expressly included in any of its contracts.

With respect to the particular examples cited by the Staff in the letter:

— the Company understands that Deutsche Telekom, one of its customers, may operate in Syria and/or Sudan through affiliates. Pursuant to the terms of some of the Company’s agreements with Deutsche Telekom, certain of Deutsche Telekom’s affiliated entities may utilize some of the Company’s products or services. Such affiliated entities are required to execute an adherence agreement or issue a purchase order, each of which must be accepted by Amdocs, before being able to utilize Amdocs’s products or services. To date, none of Deutsche Telekom’s affiliates who operate in Syria or Sudan have acceded to the contract or issued a purchase order. If these affiliates were to make such an adherence agreement or purchase order request, Amdocs has informed us that its current intent would be not to agree to provide such products or services.

— in June 2010, Huawai certified Amdocs for the delivery of a pre-integrated network fulfillment solution for the Huawai U2000 network management system. Amdocs only sought such certification in order to deliver such network fulfillment solution to one specific customer who had that system and the system was not operated in Syria or Sudan.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

As noted above, the Company does not have any current or anticipated contact, and has not identified any past contact, with either Syria or Sudan and accordingly does not believe disclosure is warranted.

* * *

The Company thanks you for your review and comments. Should you have any questions about the responses contained herein, please contact Amir Kaiser, the Company’s General Counsel, at +972 9 776 2074 or by e-mail to amir.kaiser@amdocs.com or the undersigned at 212-450-4111 or by e-mail to michael.kaplan@davispolk.com.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Tamar Rapaport-Dagim, CFO

Amdocs Management Limited

Amir Kaiser, General Counsel

Amdocs Management Limited

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